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                                                                      EXHIBIT 12

PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts, - September 8, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that the expiration date of the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company has been extended until midnight, New York City time, on Friday, October 1, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR
Act) in respect of the tender offer is terminated prior to September 17, 1999, the expiration date of the tender offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act.

The extension of the tender offer is intended to provide additional time for Precision Castparts Corp. to reach an agreement with the Federal Trade Commission (FTC). The FTC staff has indicated to Precision Castparts Corp. that it will recommend to the FTC that the proposed acquisition be permitted to proceed if Precision Castparts Corp. and Wyman-Gordon Company agree to divest certain Wyman-Gordon Company investment casting operations. The FTC staff would require that Wyman-Gordon Company reach agreement with one or more buyers to sell a portion of the assets to be divested prior to Precision Castparts Corp.'s acquisition of Wyman-Gordon Company. Precision Castparts Corp. and Wyman-Gordon Company are continuing to negotiate the terms of the proposed divestiture with the FTC and are seeking potential buyers for the assets that have been identified for divestiture. There can be no assurance that Precision Castparts Corp. and Wyman-Gordon Company will find buyers for the assets the FTC staff has requested to be divested.

As of September 7, 1999, approximately 22,765,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 63.5% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings and composite structures.

Contacts: Dwight Weber, Precision Castparts Corp., 503-417-4855
Denis Poirier, Wyman-Gordon Company, 508-839-8224